

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Gary Quin
Chief Executive Officer
North Atlantic Acquisition Corp
93 Mill Street
Zone 5, Central Business District
Qormi CBD 5090, Malta

> **Re: North Atlantic Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed January 4, 2021**
> **File No. 333-251887**

Dear Mr. Quin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 4, 2021

Prospectus Cover Page, page i

1. We note the new disclosure on the cover page and elsewhere regarding a "contingent forward purchase contract." However, reference to the form of agreement you filed as exhibit 10.9 makes clear that this agreement provides the sponsor with the option in its "sole discretion" to purchase none, all, or any portion of the securities in connection with any approved business combination (an "IBC"). In these circumstances, please revise your disclosure to clarify that the agreement constitutes an option to the sponsor in its sole discretion to purchase none, all, or a portion of the covered securities in connection with an IBC.

<u>Expression of Interest, page 22</u>

2. You provide new disclosure regarding "anchor investors" here and elsewhere in the prospectus. We note your disclosure that if your anchor investors purchase all of the Units subject to their indications of interest and vote in favor of a business combination, the number of votes from public shareholders needed to approve the transaction will be reduced. Where you discuss the percentage of public shares needed to approve a transaction here and throughout the prospectus, please add disclosure of the vote percentage required if the anchor investors vote their shares in favor of a transaction.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Benjamin S. Reichel